UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

28 May 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

28 MAY 2012

DIAGEO TO ACQUIRE YPIOCA, THE LEADING PREMIUM CACHACA BRAND IN BRAZIL

Diageo, the world's leading premium drinks business, has reached agreement with Ypioca Agroindustrial Limitada to acquire the leading premium cachaca brand, Ypioca, and certain production assets.

The consideration is BRL 900 million (approximately £300 million) in cash and the transaction is expected to complete in a month. The acquisition is expected to be EPS neutral in year 1 and Economic Profit positive in year 5 using a 12% WACC rate. It expands Diageo's presence in Brazil and enhances access to the growing number of middle class consumers who are driving the growth of premium brands.

The acquired Ypioca brand has net sales of BRL 177 million (approximately £60 million) based on the pro forma adjusted figures as of December 2011.

Cachaca is the largest spirits category in Brazil and Ypioca is the leader in the growing premium cachaca segment. It is the number 2 by value and the number 3 by volume in the overall cachaca category. In addition, Ypioca has an extensive sales and distribution network in the Northeast of Brazil and the second largest retail penetration nationwide.

Paul Walsh, CEO of Diageo commented:

"Brazil is an attractive, fast growing market for Diageo with favourable demographics and increasing disposable incomes. The acquisition of Ypioca gives us the leading premium brand in the largest local spirits category. It will also provide Diageo with an enhanced platform from which to accelerate the long term growth of our premium international spirits brands in Brazil.

"The acquisition meets our return criteria and will be accretive to Diageo's top line growth.

"This investment represents the continuation of our strategy to increase Diageo's presence in the fastest growing economies of the world."

ENDS

Notes to editors:

·     Morgan Stanley acted as financial advisors to Diageo in this transaction.

About Diageo:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

About Ypioca:

Ypioca is a leading premium cachaca brand in Brazil, with more than 160 years of heritage. Diageo's acquisition of the Ypioca brand will include a cachaca distillery in Paraipaba/Ceara, a bottling plant in Fortaleza/Ceara and a warehouse in Guarulhos/Sao Paulo. Ypioca has an 8% market share of the total cachaca category, at 6.6million 9L cases.

For further information:

Investor enquiries to:	Catherine James	+44 (0) 7803 854 550
	Agnes Bota	+36 1 580 1022
investor.relations@diageo.com

Media enquiries to:	Kirsty King	+44 (0) 20 8978 6855
	Stephen Doherty	+44 (0) 20 8978 2528
media.comms@diageo.com

Analyst materials:

Additional materials will be made available to download from www.Diageo.com.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions, whether and when any transaction may be eps accretive or economic profit positive and its anticipated impact on margins, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission ("SEC"). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. This announcement includes information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.  Past performance cannot be relied upon as a guide to future performance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 28 May 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary